Exhibit 99.29

Aerodrome and Affiliates Announce Final Results of Their Previously Announced Tender Offers for Series B Shares of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

Mexico City, July 6, 2021 — Aerodrome Infrastructure S.à r.l. (“Aerodrome”), along with its affiliates Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), Bagual S.à r.l. (“Bagual”), Grenadier S.à r.l. (“Grenadier”), Pequod S.à r.l. (“Pequod”), Harpoon S.à r.l. (“Harpoon”), Expanse S.à r.l. (“Expanse”), Fintech Holdings Inc. (“FH”), and David Martínez (“Mr. Martínez” and, together with Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”), announced today the final results of their previously announced cash tender offer in the U.S. (the “U.S. Offer”) for up to 60,155,201 (1) outstanding Series B ordinary shares, without par value (the “Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”), a publicly traded corporation organized under the laws of Mexico, held by U.S. persons, and (2) Series B Shares represented by outstanding American depositary shares (whether held or not by U.S. persons) (each representing eight Series B Shares) (the “ADSs” and, together with the Series B Shares, the “Securities”). The U.S. Offer was made in conjunction with an offer by Aerodrome in Mexico directed to holders of Series B Shares, but not holders of ADSs (the “Mexican Offer,” and together with the U.S. Offer, the “Offers”).

The Offers expired at 8:00 a.m., New York City time, on June 30, 2021 (the “Expiration Date”).

American Stock Transfer & Trust Company, LLC, the ADS receiving agent for the U.S. Offer, and J.P. Morgan Casa de Bolsa, S.A. de C.V., J.P. Morgan Grupo Financiero, the Series B Shares receiving agent for the Offers, have advised the Offerors that as of 8:00 a.m., New York City time on the Expiration Date, a total of 1,579,317 ADSs, representing 12,634,536 Series B Shares, and 90,217,248 Series B Shares, were validly tendered and not withdrawn.

Because the purchase of all Securities tendered in the Offers would cause the Offerors to purchase an aggregate amount of Series B Shares, including Series B Shares represented by ADSs, that would exceed the total number of Series B Shares, including Series B Shares represented by ADSs, that the Offerors have offered to purchase pursuant to the Offers, the Offerors have accepted and will purchase 923,703 ADSs, representing 7,389,624 Series B Shares, and 52,765,577 Series B Shares, based on a proration factor of approximately 58.49%. Any tendered Securities that have not been accepted for purchase will be returned or credited without expense to the holder’s account.

The offer prices payable by Aerodrome will be Ps.137 per Series B Share and Ps.1,096 per ADS, for a total of approximately Ps.8,241 million. The offer price for Series B Shares accepted in the Offers will be settled in Mexican pesos and will be paid through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), the Mexican securities clearing system, and participants in Indeval. The offer price for ADSs accepted in the U.S. Offer will be paid in U.S. dollars and will be paid to American Stock Transfer & Trust Company, LLC, as ADS receiving agent, in U.S. dollars, based on the U.S. dollar / Mexican peso spot market rate available to the ADS receiving agent on the Payment Date.

In accordance with the terms of the Offers, payment for Securities validly tendered and accepted for purchase in the Offers is expected to occur on July 9, 2021 (the “Payment Date”). Upon the settlement of the Offers, taking into account the Series B Shares currently owned by SETA, the Offerors will own, directly or indirectly, 30.1% of OMA’s outstanding capital stock.

All conditions described in the U.S. Offer to Purchase that were to be satisfied or waived on or prior to the Expiration Date, were satisfied or waived on or prior to the Expiration Date.

The U.S. Offer was made upon the terms and subject to the conditions set forth in the U.S. offer to purchase, dated May 24, 2021 (as amended and restated, the “U.S. Offer to Purchase”), and the related ADS letter of transmittal, the Series B acceptance letter and related documents filed by the Offerors with the Securities and Exchange Commission (the “U.S. Tender Offer Materials”).

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This press release is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of OMA. Complete terms and conditions of the U.S. Offer are set forth in the U.S. Offer to Purchase and the other U.S. Tender Offer Materials. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

D.F. King & Co., Inc. acted as the U.S. information agent for the U.S. Offer. The U.S. information agent may be contacted at, for bankers and brokers call collect: (212) 269 5550, all others call toll free: (800) 488-8035, email: OMA@dfking.com.

The ADS receiving agent for the U.S. Offer was American Stock Transfer & Trust Company, LLC. The ADS receiving agent may be contacted at: (877) 248-6417 or (718) 921-8317, fax (718) 234-5001. The Series B receiving agent for the U.S. Offer was J.P. Morgan Casa de Bolsa, S.A. de C.V., J.P. Morgan Grupo Financiero. The Series B receiving agent may be contacted at: +(52 55) 5540-9317.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. The Offerors undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

Media Contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor, New York, NY 10005

Attention: Geoffrey Weinberg

(917) 473-2984

Bankers and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 488-8035

Email: OMA@dfking.com